919 Third Avenue

New York, NY 10022

212.756.2000

212.593.5955 fax

www.srz.com

Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

December 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Keane Group, Inc.

Registration Statement on Form S-1

Dear Ms. Nguyen:

On behalf of our client, Keane Group, Inc. (the “Company”), and concurrently with the submission of this letter, we are submitting through EDGAR to the Securities and Exchange Commission (the “SEC”), the Company’s initial filing of Registration Statement on Form S-1 (“Registration Statement”) relating to the initial public offering of the Company’s common stock, par value $0.01 per share.

On behalf of our client, we confirm to you that as of the date of this letter, the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the SEC dated December 7, 2016, on the Draft Registration Statement which was submitted to the Commission on November 10, 2016 (the “Draft Registration Statement”).

For the Staff’s convenience, we are providing by hand delivery to Jason Langford and Joseph Klinko a courtesy package which includes a copy of this letter and a copy of the Registration Statement that has been marked to show changes from the Draft Registration Statement.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement. Page numbers referenced in the responses refer to page numbers in the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we, or anyone authorized on our behalf, present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Prospectus Summary, page 1

Our Company, page 1

2.	Please provide us with supplemental support for the factual assertions in your prospectus. By way of example only, we refer you to the following statements in your summary:

•	“We are one of the largest providers of hydraulic fracturing services in the Permian Basin, the Marcellus Shale/Utica Shale and the Bakken Formation by total hydraulic horsepower deployed.”

•	“Asset utilization across the hydraulic fracturing industry has been reported at approximately 37%.”

•	“We provide our services in several of the most active basin in the U.S. … These regions are expected to account for approximately 71% of all new horizontal wells anticipated to be drilled between 2016 and 2020.”

•	“Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate (“CAGR”) of 30% from 2016 through 2020.”

To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement.

The Company acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover a CD containing support for these and other similar factual assertions in the prospectus. Each source is clearly marked to highlight the portion that contains such information and includes a cross-reference to the appropriate part of the prospectus.

Our Competitive Strengths, page 3

3.	Please disclose the report dates and provide us copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to reports by Spears & Associates. Also, please tell us whether any of the reports were prepared for you in connection with the offering. If so, please file any consents as required by Securities Act Rule 436.

The Company acknowledges the Staff’s comment and has revised its disclosure to include the Spears & Associates report dates. The Company is supplementally providing to the Staff under separate cover a CD containing a copy of the relevant portions of industry data that the Company cites or relies on in its filing. Each source is clearly marked to highlight the portion that contains such information and includes a cross-reference to the appropriate part of the prospectus.

The Company advises the Staff that none of the reports cited or relied upon in the Company’s filing were prepared for or commissioned by the Company in connection with the offering.

Risks Related to Our Indebtedness, page 32

Our substantial level of indebtedness could adversely affect our financial condition, page 32

4.	Please revise the risk factor to clarify that you will not use any proceeds from this offering towards your capital expenditures for 2017.

The Company advises the Staff that it has revised its disclosure on pages 13 and 44 to include the following statement:

“We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.”

The Company has revised its disclosure on page 32 of the Registration Statement to state that the remaining proceeds of this offering may be used to repay existing indebtedness and that the Company cannot assure that any of the proceeds of the offering will be used for capital expenditures, working capital, potential acquisitions or strategic transactions.

Use of Proceeds, page 44

5.	You indicate that you intend to use all of the proceeds from this offering, along with the proceeds from the New Senior Debt Facilities and cash, to repay your Existing Term Loan Facility. Please revise to disclose the amount of proceeds from the New Senior Debt Facilities that you intend to draw to repay your Existing Term Loan Facility.

The Company respectfully advises the Staff that, while the Company continues to pursue additional financing arrangements (as described on page 10 of the Registration Statement), the Company no longer intends to consummate the Anticipated Refinancing Transactions on a committed basis at the time of the offering and that the Company believes the additional disclosure requested above is no longer applicable. The Company has revised the Registration Statement accordingly.

Selected Historical Financial Information of Keane, page 52

6.	We note your cost of services line item excludes certain amounts that constitute costs of revenues, such as depreciation, depletion and amortization. Please include a parenthetical notation along with all “costs of services” captions in your filing to identify the excluded cost items consistent with SAB Topic 11.B.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 53

7.	We note your pro forma financial statements reflect the refinancing of your Existing ABL Facility and notes with a new senior debt facility that you expect to enter into on the date the offering is consummated. Please tell us why you believe your anticipated refinancing transactions are factually supportable in accordance with the requirements of Rule 11-02 of Regulation S-X and should be reflected in your pro forma financial statements at this time.

The Company respectfully advises the Staff that the Company no longer intends to consummate the Anticipated Refinancing Transactions on a committed basis at the time of the offering. The Company has revised the Registration Statement to accordingly and has removed references to the Anticipated Refinancing Transactions in its pro forma financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Keane, page 64

Results of Operations, page 66

8.	When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. For example, on page 66 you state revenues for the completion services segment were impacted by pricing pressure for your services but were partially offset by higher levels of activity due to the acquired Trican operations; however, quantification of each factor was not provided. Please refer to Item 303(a)(3) of Regulation S-K, FRC Section 501.04 for further guidance.

The Company acknowledges the Staff’s comment and has revised its disclosure in the Registration Statement accordingly.

Capital Expenditures, page 72

9.	Please revise to disclose your capital expenditures for 2017.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 70 of the Registration Statement.

Business, 77

10.	We note your disclosures explaining that your completion services segment includes your hydraulic fracturing and wireline businesses and accounted for 99% of your revenues in 2015. We see references to hydraulic fracturing fleets deployed and utilization, also disclosure indicating the cost of making inactive fleets operational. Please expand your disclosure to clarify the following points.

•	Describe the manner by which you define capacity and utilization and quantify utilization for each period.

•	Indicate the extent to which your measures of utilization represent revenue generating activity, or include idle fleets / horsepower dedicated to projects and not available for deployment to other customers.

•	Explain how measures of horsepower correlate with the equipment utilized and the number of units involved; also indicate the standard or range of horsepower typically dedicated to a project.

•	Clarify whether the instances of deployment mentioned constitute incremental capacity, utilization, or both.

The Company acknowledges the Staff’s comment and advises the Staff that while there are multiple metrics used by the industry to determine fleet utilization, the Company defines utilization for its own fleets as used in the prospectus as the ratio of the number of deployed fleets to the number of total fleets. As used in the prospectus, a fleet is considered deployed by the Company if the fleet has been put in service by the Company at least one day during the period for which the utilization rate is being calculated. The Company defines industry utilization as the ratio of the total industry demand (of hydraulic horsepower) to the total available capacity (of hydraulic horsepower), in each case as reported by an independent industry source. The Company acknowledges that its method for calculating the utilization rate for its own fleets or the industry may differ from the method used by other companies or industry sources which could, for example, be based off a ratio of the total number of days a fleet is put in service to the total number of days in the relevant period.

The Company advises the Staff that its references to capacity in the hydraulic fracturing business refers to the total number of hydraulic horsepower (regardless of whether such hydraulic horsepower is active and deployed, active and not deployed or inactive), rather than the total number of fleets, as a result of varying amounts of hydraulic horsepower required for each customer project. The equipment and amount of hydraulic horsepower required for a customer project varies depending upon several factors, such as customer requirements, geographic basin and the type of equipment used. However, the Company believes that, based on available information, the amount of hydraulic horsepower required for each customer project typically ranges from 30,000 hydraulic horsepower to 50,000 hydraulic horsepower, with an average of 40,000 hydraulic horsepower. As a result, the Company calculates its total amount of fleets using a ratio of its total hydraulic horsepower to 40,000 hydraulic horsepower.

The Company believes that its measures of utilization, based on the amount of deployed fleets, provide an accurate representation of existing, available capacity for additional revenue generating activity. The Company advises the Staff that fleets (as a representation of hydraulic horsepower) not considered “deployed” by the Company are available for deployment to other customers after taking into account any necessary costs to make such fleets operational (as discussed in Registration Statement, including on page 24 of the section entitled “Risk Factors”).

The Company advises the Staff that instances of deployment mentioned in the Registration Statement, including the deployment of five hydraulic fracturing fleets since April 16, each constitute an incremental change to utilization during the period, as fleets were put into service during the period. The instances of deployment do not constitute an incremental change in capacity, as the total number of hydraulic horsepower has remained the same.

The Company has revised its disclosure, including on page iii of the Registration Statement, to clarify the calculation and definitions of each of the metrics addressed above.

Management, page 96

Executive Office and Director Biographies, page 96

11.	Please revise the biographical sketch for Mr. Halverson to provide a description of the principal occupations and employment during each of the most recent five years without gaps or ambiguities in time, pursuant to Item 401(e) of Regulation S-K. For example, it is unclear when Mr. Halverson commenced his current roles at First Reserve and 360 Development Partners.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 97 of the Registration Statement.

Executive Compensation, page 104

Narrative Disclosure to Summary Compensation Table, page 104

12.	Please expand your narrative concerning your 2016 and 2015 Annual Bonus Plans to describe the economic performance goals set forth by such plans and the factors that the compensation committee considered in exercising its discretion in making such awards. To the extent you considered the achievement of predetermined goals, describe those goals. Refer to Item 402 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure regarding the performance criteria for the Company’s 2015 and 2016 Annual Bonus Plans. Please see pages 102 and 103 of the Registration Statement.

13.	Please file the Annual Bonus Plans referred to on pages 104 and 105 as exhibits to your registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

The Company respectfully informs the Staff that the Company did not adopt a written bonus plan for either the 2015 or 2016 Annual Bonus Plan.

Certain Relationships and Related Party Transactions, page 113

14.	Please provide a basis for not filing certain agreements with your related parties disclosed in this section, such as the asset purchase agreement and the license agreements with Trican.

The Company respectfully advises the Staff that the Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein has been concurrently filed as an exhibit to the Registration Statement. In addition, the Company has revised the Registration Statement to include the Pump Control IP License Agreement and General IP License Agreement as exhibits to the Registration Statement.

The Company respectfully advises the Staff that the obligations under the customary transition services agreement with Trican have been substantially fulfilled, that the Company’s business is not substantially dependent upon the agreement, that the Company no longer believes the agreement is material to the Company, and that the Company does not intend to file the transition services agreement as an exhibit to the Registration Statement.

The Company further advises the Staff that that the other agreements with related parties discussed in the section referenced in the comment above have been concurrently filed with the Registration Statement or will be subsequently filed as currently noted in the Registration Statement.

Financial Statements, page F-1

15.	Please update the financial statements and related information in your registration statement to comply with Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has included financial statements and corresponding financial information for the quarter ending September 30, 2016 in the Registration Statement to comply with Rule 3-12 of Regulation S-X.

Exhibits

16.	When available, please file the ABL Credit Facility and the New Term Loan Credit Facility.

The Company respectfully advises the Staff that the Company no longer intends to consummate the Anticipated Refinancing Transactions on a committed basis at the time of the offering.

17.	We note your disclosure on page 89 that “Due to the limited number of suppliers of certain of [your] raw materials, [you] may not always be able to make alternative arrangements should one of [your] suppliers fail to deliver or timely deliver [your] materials.” Please tell us what consideration you gave to filing the supply agreements that you are substantially dependent upon. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that the Company does not believe that any of the contracts referred to in the Staff’s comment is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K for the reasons discussed below, and therefore it is not required to file any such contract as an exhibit to the Registration Statement.

Item 601(b)(10)(i) requires the filing as an exhibit of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement … or was entered into not more than two years before such filing.” However, Item 601(b)(10)(ii) goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories: … (B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to…purchase the major part of the registrant’s requirements of goods, services or raw materials.” Accordingly, if the Company’s business is not substantially dependent on the contracts, then Item 601(b)(10) does not require the contracts to be filed as exhibits and the terms of the contracts do not need to be disclosed in the body of the prospectus.

The Company acknowledges on page 88 of the Registration Statement that there are a limited number of suppliers of certain of its raw materials and that it may not always be able to make alternative arrangements should one of its suppliers fail to deliver or timely deliver its materials. However, the Company is not party to any term agreements for the purchase of such materials. As an example, as discussed on page 24 of the Registration Statement in the section entitled “Risk Factors,” high levels of demand for guar have previously triggered constraints in the availability of guar and dramatically increased its price. The Company purchases its supply of guar through purchase orders and is not subject to any term agreements for the supply of guar.

The Company’s term agreements for materials primarily relate to proppants such as sand. The Company believes that the proppant industry is highly competitive with a large numbers of producers with the capacity to expand to allow for additional production if there is an increase in demand for hydraulic fracturing services. The Company also bases its assumptions in part on industry reports projecting demand growth for sand through 2019 substantially below the current projected capacity (the Company is supplementally providing to the Staff under separate cover a CD containing a copy of the relevant portions of such industry data). As a result, for the materials in which the Company is subject to term agreements, the Company believes that it is not dependent on any single source of supply for these materials, that it will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and that it is not substantially dependent on the term contracts for these materials. Therefore, the Company believes that these contracts are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

The Company has clarified its disclosure regarding the Company’s ability to make alternative arrangements in the case of a supply disruption on page 88 of the Registration Statement.

If you have any questions or comments concerning these responses, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

cc:	Joseph Klinko, the Securities and Exchange Commission

Jenifer Gallagher, the Securities and Exchange Commission

Jason Langford, the Securities and Exchange Commission

Gregory L. Powell, Keane Group, Inc.

Brian Coe, Keane Group, Inc.

Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP